April 13, 2011
VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Michael Seaman

RE:	Purpose Financial Holdings, Inc.
Form 10
Initially Filed January 4, 2010
Registration File No. 001-34597

Dear Mr. Seaman:

Purpose Financial Holdings, Inc. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form 10 (File No. 001-34597), together with all amendments and exhibits thereto.  The Form 10 is being withdrawn because the Company is no longer pursuing the distribution of the Company’s common stock, as contemplated by the Form 10.

If you have any questions regarding this request for withdrawal, please contact Paul Davis Fancher of Troutman Sanders LLP at (404) 885-3310.

Sincerely,

Purpose Financial Holdings, Inc.

By: /s/ J.Paul Whitehead, III
       J.Paul Whitehead, III
       Chief Financial Officer

cc:  Paul Davis Fancher